Mail Stop 3561



								May 30, 2006



Mr. Marios Pantazopoulos
Energy Infrastructure Acquisition Corp.
c/o Schwartz & Weiss, P.C.
457 Madison Avenue
New York, N.Y. 10022

		RE:	Energy Infrastructure Acquisition Corp.
			Amendment No. 2 to Registration Statement on Form
S-1
			File No. 333-131648
			Filed April 28, 2006

Dear Mr. Pantazopoulos:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. We note the requirements in Section 281(b) of Delaware General Corporation Law that a dissolved corporation which has not followed the procedures in Section 280 shall adopt a plan of distribution to which the dissolved corporation "(i) shall pay or make reasonable provision to pay all claims and obligations ... (ii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the corporation which is the subject of a pending action, suit or proceeding to which the corporation is a party and (iii) shall make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the corporation ..., are likely to arise or to become known to the corporation ... within 10 years after the date of dissolution." Please provide us with a legal analysis as to how the company will comply with Sections 280 or 281(b) and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders` rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution.
2. We note the disclosure throughout your registration statement that the initial liquidation price for shareholders will be $10.00 per share of common stock, or 100% of the IPO price. Please expand and clarify why you believe it is appropriate to disclose such amount in light of the lack of assurance that officers will be able to satisfy their indemnification obligations, as is also disclosed.
3. Please disclose all steps the company has taken to confirm that officers have funds sufficient to satisfy their obligations with respect to ensuring the trust account is not depleted.
4. We partially reissue our prior comment 7 from our letter dated April 17, 2006. Please clarify whether the company is obligated to pay the private placement fees and loan interest both of which appear payable using the trust interest prior to using the trust interest to pay acquisition and non-acquisition expenses. If so, please discuss the impact that this may have on your business.

Registration statement
5. Please revise to clarify how you arrived at the total proposed maximum aggregate offering price of $232,875,000 at the bottom of the chart.

Cover Page
6. In light of your subsequent risk factor disclosure, please modify the statement that "[y]our public stockholders will receive the full purchase price of $10.00 per unit ..."


Private Placement, page 2
7. Please describe the securities that make up the units, including the exercise price of any warrants.

Additional Issuable Shares, page 2
8. We note your response to our prior comment 4 regarding Mr. Sagredos` options. Please incorporate the text of your response into your disclosure on page 2 and elsewhere, as appropriate.
9. Please disclose, here and elsewhere as appropriate, the number of units, including the number of shares and warrants, that Mr. Sagredos will obtain if he were to elect to convert his loan. In addition, please clarify whether Mr. Sagredos will be able to vote his converted shares in connection with the business combination.
10. Please reconcile your disclosure on page 2 regarding Mr. Sagredos` ability to convert his note into units with your page 5 disclosures. May Mr. Sagredos convert his note prior to the consummation of an offering? If so, will he have a claim against the trust account similar to other shareholders in this offering? In addition, we note disclosure in your document indicating that Mr. Sagredos will receive an additional 1,500,000 options to purchase your stock in the event that he converts his note. Please clarify your treatment of these options - are they a cost of the loan, equity, etc.

Summary, page 4
11. In reviewing your summary section it appears that the company has eliminated substantial portions of its discussion concerning the "threshold amounts" to be reached prior to the release of interest income from the trust account. Please advise us why this information has been removed. If this is no longer a requirement of the trust or underwriting agreement, please file amended agreements.
12. Please clarify your statement on page 6 concerning the payments to be received in the event of a liquidation or redemption to indicate whether the $10.00 is net of the items identified or merely the incremental interest is net of these listed items.
Risk Factors, page 10
13. We note your disclosure on page 22 regarding the expenses associated with Mr. Sagredos` options. As an initial matter, please confirm whether the $29,000,000 option expense reflects the issuance of the 1,500,000 additional options issuable pursuant to the conversion of Mr. Sagredos` note. If not, please reference the disclosure describing the impact of the conversion, and the issuance of additional options. With respect to the 1,500,000 please justify your not treating this as a currently realizable expense. In addition, please advise us, what if any, adjustments have been made to your pro-forma presentations to account for this expense.

Use of Proceeds, page 26
14. We note your response to our prior 6 and we reissue the
comment.
Please substantially revise the use of proceeds table to include a section that details all of the acquisition expenses and non-acquisition expenses and the amounts of each expense, such as legal and accounting, payment for office space and administrative and support services, due diligence and working capital. The company may want to combine the "Use of proceeds not held in trust" with the expenses associated with the interest earned on the trust. Also include a line item that discloses the total amount of theses expenses. For example, in the table, please discuss the expenses that are associated with the $3,363,000 of interest income. Disclosure that details how these expenses will be funded could be included in the heading, footnotes and/or subsequent disclosure to the table.
15. In reviewing your tabular presentation we note that the line item
"Payment for office space and administrative and support services" appears to include only one month`s expense. Similarly structured offerings typically assume that such payments will be made over the maximum contractual period. Please explain why your presentation only includes one month`s worth of expenses. The staff notes that later in your discussion you address your projected expenses, the majority of which will be financed by the interest from the trust account. The staff is of the view that the clarity of your presentation would be improved by a separate tabular presentation addressing your projected costs which you disclose on page 27. Please advise or revise.
16. Please include a separate line item under your "Use of net proceeds not held in trust" for the interest payments to be paid to
Mr. Sagredos as a result of his loan to the company.
17. We note that most of the expenses are to be paid from interest earned on the trust. Please disclose how such expenses will be paid if the company finds a target prior to the interest being earned on
the trust to pay such expenses. Will the company pay the expenses from the funds held in trust upon the consummation of a business combination? Please explain.
18. We note your statement on page 28 that you are obligated to pay
quarterly interest payments and a placement fee from Maxim Group. Please clarify if these payments will be made only from the interest on the trust account as opposed to the trust account principle.
In
addition, please clarify whether the interest rate to be earned on the trust account will be less than the interest expense paid on Mr.
Sagredos` loan. If the interest Mr. Sagredos is to receive is greater than the interest earned on the trust account, or if his principal is otherwise not subject to the same risks as trust participants, please discuss the relevant differences, including any differences which might affect the relative valuations of the two investments.
19. On page 28 you disclose that Mr. Sagredos` $300,000 advance
"will
be repaid out of the proceeds of this offering not being placed in trust." However, a review of your tabular presentation indicates that you will have only $50,000 in proceeds not held in trust following the offering and you do not appear to have allocated any funds for this repayment. Please clarify how the company intends to repay this amount.
20. Please explain how the company will repay the loan of
$3,650,000
to Mr. Sagredos in the case of liquidation if there are insufficient funds to pay the loan from the net proceeds allocated to working capital and the interest earned on the trust account. It may be helpful to include this amount in the use of proceeds table.

Dilution, page 30
21. Please add footnote disclosure indicating that your dilution calculation does not reflect any dilution that may result from the exercise of any of Mr. Sagredos` options.
22. We note your response to our prior comment 10 and reissue that comment. Please tell us why the numerator in the calculation of pro forma net tangible book value after the offering does not include the deduction of $2,332,540 in deferred contingent underwriting compensation and placement fees.

Capitalization, page 31
23. The staff recognizes your treatment of Mr. Sagredos` note as a liability on the balance sheet. As a general matter, a creditor would appear to have a superior claim to the proceeds of the trust account in comparison to a shareholder. Please clarify whether the note agreement includes any provisions waiving any right in the trust principal to the extent that public shareholders do not receive a minimum of $10.00 per share. Also, please file a copy of the executed agreement. In addition, we note that the cover page disclosure appears to include this loan as an amount being placed in trust - please clarify your disclosure to indicate whether this loan will be placed in trust as well as its benefit to shareholders.
24. Please disclose, in footnote 3 on page 31, the amount of interest that has accrued on Mr. Sagredos` $300,000 loan.

Proposed Business, page 34
25. We reissue our prior comment 12 from our letter dated April
17,
2006. Please provide a more detailed response to this question with a particular focus on the value that management brings to the offering and any operations after the offering.

Comparison to Offerings of Blank Check Companies, page 47
26. We note your response to our prior comment 15 and we reissue our prior comment in part. In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders` right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders` right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly. In addition, the company may want to consider adding a risk factor regarding the stockholders` limited right to receive interest earned from the funds held in trust in comparison to the requirements under Rule 419.
Management, page 50
27. We reissue our prior comment 16. Please specifically identify where and how the company has responded to this comment as the staff was unable to locate changes responsive to the comment.

Principal Stockholders, page 55
28. We note that Mr. Kremos and Mr. Blumen currently do not own shares of your company but are acting as directors of your company.
In several locations, for example clause 3.7.1 of your Underwriting
Agreement, you use the term "initial stockholder" restrictively. Please clarify throughout your document whether these restrictions will also apply to Mr. Kremos and Mr. Blumen despite the fact that they are not stockholders.

Underwriting, page 64
29. Please disclose whether the 225,000 shares of common stock issued to Maxim Group LLC are entitled to vote on the business combination.
If so, please disclose whether any arrangement currently exists that would require the shares to be voted in favor of a business combination.

Financial Statements

Financial Statements, page F-1
30. Please provide a currently dated consent of the independent accountant in any amendment and ensure the financial statements are updated for the interim period ended March 31, 2006, as required by
Article 3 of Regulation S-X.

Note 7 - Subsequent Events, page F-10
31. We note your response to our prior comment 21. Please disclose the assumptions you used in developing your estimate for the fair value of $29,000,000 for the options to purchase 3,000,000 shares, and the fair value of $14,500,000 for the additional 1,500,000 options to be granted to Mr. Sagredos.
32. Please disclose all the material terms and conditions of the 1,500,000 options in connection with the Convertible Promissory Note to be issued to Mr. Sagredos prior to the closing of this offering, including the convertible features and principal amount of the convertible loan.
33. Please explain to us the basis for your accounting policies related to the 3,000,000 and 1,500,000 options to be granted to Mr.
Sagredos, including the basis for your amortization over a period of
36 months, as well as the acceleration of amortization in the event of earlier consummation of a business combination. Refer to the specific guidance in SFAS 123R that supports your accounting treatment.

Item 15. Recent Sales of Unregistered Securities
34. Please update your discussion to address the issuance of the convertible note to Mr. Sagredos. In this regard, we note that your discussion of the options issuable to Mr. Sagredos appear to have been combined. Please analyze each transaction separately stating the exemption relied upon and the facts supporting your conclusion.
In this regard, the staff is particularly concerned with whether the staff`s equity line position, while not directly applicable, would impact a conclusion that the private placement was completed. In this regard, your attention is directed to section VIII. Current Disclosure, Legal and Processing Issues of the Current Issues and Rulemaking Projects Quarterly Update, dated March 31, 2001, and available at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.
If
the company concludes that the private placement has been completed, please update this section to discuss. Alternatively, if the company determines that the private placement is incomplete, please revise your disclosures to clarify.
Exhibit 1.1
35. Clause 1.6 of your Underwriting Agreement state that, "the Loan and any accrued but unpaid interest thereon shall be used to satisfy the claims of the holders of shares" in the event that the company is liquidated. Please ensure that your disclosure is consistent with this provision.
Exhibit 10.16
36. The stock option agreement filed as Exhibit 10.16 appears designed to compensate Mr. Sagredos for his services to the company.
However, the disclosure throughout your document does not appear consistent. For example on page 29 you disclose that "[n]o compensation of any kind ... will be paid to any of our existing stockholders ... for any services rendered to us prior to or in connection with the consummation of the business combination." Please revise your document to more clearly reflect this compensation. In addition, please advise us why Item 402 of Regulation S-K would not require disclosure of these option grants.
In this respect we note that your agreement with Mr. Sagredos is dated March 21, 2006.












Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Raquel Howard at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Williamson at (202) 551-3393.



      Sincerely,



John Reynolds
Assistant Director



cc. 	Mitchell Nussbaum
	(212) 407-4000 (facsimile)

Mr. Pantazopoulos
Energy Infrastructure Acquisition Corp.
May 30, 2006
p. 1